UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

(X)           Annual Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2006.

or

( )           Transition Report pursuant to Section 15(d) of The Securities Exchange Act of 1934.
For the transition period from ______________ to ___________.

Commission file number 1-3492

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Root, Inc.
Employees’ Retirement and Savings Plan
601 Jefferson Ave
KT-2920
Houston, TX  77002-7900

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Halliburton Company
(a Delaware Corporation)
75-2677995
140l McKinney, Suite 2400
Houston, Texas  77010
Telephone Number – (713) 759-2600

Required Information

The following financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, signature and exhibits are filed for the Brown & Root, Inc. Employees’ Retirement and Savings Plan:

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits – December 31, 2006 and 2005

Statements of Changes in Net Assets Available for Benefits –
Years ended December 31, 2006 and 2005

Notes to Financial Statements – December 31, 2006 and 2005

Supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006

Signature

Exhibit

Consent of Melton & Melton, L.L.P. (Exhibit 23.1)

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits – December 31, 2006 and 2005	2

Statements of Changes in Net Assets Available for Benefits –
Years ended December 31, 2006 and 2005	3

Notes to Financial Statements – December 31, 2006 and 2005	4-15

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	16

Schedules not listed above are omitted because of the absence of conditions under which they are required under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm

To:         KBR Benefits Committee
   KBR Audit Committee

We have audited the accompanying statements of net assets available for benefits of the Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

As further described in Note (2), the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

/s/ MELTON & MELTON, L.L.P.

Houston, Texas
June 20, 2007

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair value -
Plan interest in Master Trust (see note 2)	$515,846,647	$533,654,185
Cash and cash equivalents	570,017	485,841
Receivables -
Plan participants’ contributions	-	40,581
Net assets available for benefits at fair value	$516,416,664	$534,180,607
Adjustments from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts	(2,495,473)	(3,117,614)
Net assets available for benefits	$513,921,191	$531,062,993

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2006 and 2005

	2006	2005
Additions:
Contributions:
Company, net of forfeitures	$212,565	$360,853
Plan participants	2,065,564	3,160,719
Rollovers	2,761	-
Investment income, net:
Plan interest in Master Trust investment gain	50,364,551	39,137,356
Total additions	52,645,441	42,658,928
Deductions:
Benefits paid to participants	(67,195,664)	(60,360,882)
Investment management fees and administrative expenses	(2,030,984)	(2,135,505)
Transfer to other plan	(560,595)	-
Total deductions	(69,787,243)	(62,496,387)
Net decrease to net assets available for benefits	(17,141,802)	(19,837,459)
Net assets available for benefits, beginning of year	531,062,993	550,900,452
Net assets available for benefits, end of year	$513,921,191	$531,062,993

See accompanying notes to financial statements.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(1)           Description of the Plan

The Brown & Root, Inc. Employees’ Retirement and Savings Plan (the Plan) is a defined contribution plan for certain qualified employees of certain subsidiaries of Halliburton Company (Halliburton).  The Plan is sponsored by Kellogg Brown & Root, LLC, formerly Kellogg Brown and Root, Inc. (the Company).  The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The following description of the Plan provides only general information.  Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.

(a)	Eligibility

Certain employees of the Company are eligible for participation in the Plan upon their first anniversary date of employment following completion of 1,000 hours of credited service.

(b)	Contributions

Participants may elect to contribute to the tax deferred savings and/or after-tax features of the Plan through periodic payroll deductions.  These contributions are limited to an aggregate of 50% of the participant’s eligible earnings up to $220,000 and $210,000 for 2006 and 2005, respectively.  The total amount of participant tax deferred savings contribution is limited to $15,000 and $14,000 for 2006 and 2005, respectively.  Any contributions in excess of these limits are automatically made to the participant’s after-tax account.  Additional limitations are in place for highly compensated employees under the provisions of the Plan.

Participants who are age 50 or older before the close of the Plan year may elect to make a catch-up contribution, ($5,000 and $4,000 per participant in 2006 and 2005, respectively).  Catch-up contributions are treated as Tax Deferred Savings Contributions for all purposes of the Plan.  However, catch-up contributions shall not be considered for purposes of determining the amount of Employer Matching Contributions to be made to the Plan on the participant’s behalf.  Catch-up contributions are not subject to the 50% of compensation limitation, but instead, when aggregated with other Tax Deferred Savings Contributions, cannot exceed 75% of a Participant’s compensation, the annual dollar limit, or the actual percentage restriction.  Catch-up contributions exceeding limitations of the Plan are distributed to the participant by April 15 of the following Plan year.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The Company matches 50% of the tax deferred savings contributions (other than catch-up contributions) that are not in excess of 4% of eligible earnings.  The Company may make annual discretionary retirement allocation contributions, based on Company performance to participants, as defined by the plan document.  Participants are not required to have contributed to the Plan to be eligible for such a contribution.  The participant’s share of any discretionary retirement allocation contribution is based on a percentage of their eligible pay for the Plan year to be determined in the subsequent year after company performance results are recorded.  For 2006, the Company did not make a discretionary retirement allocation contribution.  For 2005, the Company did make a discretionary retirement allocation contribution in the form of a match optimization.

Employees are permitted to roll over pre-tax and after-tax amounts with earnings held in other qualified plans or individual retirement accounts (IRAs) into the Plan, as specified in the Plan document.

(c)	Plan Accounts

The Company has entered into a master trust agreement known as the Halliburton Company Employee Benefit Master Trust (the Master Trust).  The Master Trust was established for the collective investment of certain defined contribution and defined benefit plans sponsored by Halliburton or its affiliates.  The Plan maintains a clearing account, which invests in a short term investment fund to facilitate the payment of benefits and receipt of contributions to the Plan.

(d)	Investment Elections and Transfers

Contributions and participant account balances may be directed to one of thirteen funds or a combination of funds.  The assets of the funds are held in the Master Trust (see note 3).  Participants may direct up to a maximum of 15 percent of their contributions to the Halliburton Stock Fund (HSF).

The Plan allows participants to make daily transfers of their account balances among the funds.  The amount of the transfer may be all or any portion of the participant’s account balance.  The Plan imposes a fifteen calendar-day waiting period on transfers involving the Non-U.S. Equity Fund.

(e)	Administration

During February 2006, the KBR Benefits Committee was created solely to control and manage the operation and administration of the Plan.  Prior to that time the Halliburton Benefits Committee maintained all control, management, and administration of the Plan.  The Halliburton Company Investments Committee maintained all powers and duties related to the Plan’s investment fund or funds until such time assets were fully transferred to the KBR Master Trust (see note 8).

State Street Bank and Trust Company (State Street or the Trustee) is the Plan’s trustee, and Hewitt Associates LLC is the record keeper.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(f)	Vesting

Participants’ contributions to their accounts and the earnings thereon are fully vested when made or earned. Participants are fully vested in Company matching contributions and the earnings thereon made subsequent to January 1, 2004 after 3 years of service. Prior to January 1, 2004, participants were fully vested in Company matching contributions and the earnings thereon.

Participants have a vested interest in the Company discretionary retirement allocation contribution account based on years of service as follows:

Years of service	Vested percentage
Less than 3	0%
At least 3 but less than 4	20%
At least 4 but less than 5	50%
At least 5 but less than 6	60%
At least 6 but less than 7	80%
7 or more	100%

The non vested portion of a participant’s account is forfeited at the end of the fifth year following termination unless the participant is rehired within five years of termination.  Forfeitures are used to reduce Company contributions.  Forfeitures available as of December 31, 2006 and 2005 are $128,740 and $186,423 respectively.  Forfeitures of $197,193 and $290,166 in 2006 and 2005, respectively, were used to offset Company contributions.

(g)	Distributions

Each participant, or their designated beneficiary, may elect to receive a distribution upon retirement, termination, disability, or death.  Direct rollovers to an IRA or other qualified plans are permitted.  All distributions are made in lump-sum amounts or in periodic installments, at the participant’s election.  Distributions from the HSF may be in the form of shares of stock or cash.

While employed, a participant may make in-service withdrawals from their after-tax accounts as defined in the Plan document.  In-service withdrawals from their tax-deferred savings are also permitted upon attainment of age 59-1/2 or proven financial hardship, subject to limitations under the Plan.

(h)	Investment Earnings

Investment earnings on participants’ accounts are allocated proportionately based on their relative account balance in each investment fund.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(i)	Halliburton Stock Fund

The HSF is an Employee Stock Ownership Plan (ESOP). The ESOP is designed to comply with Section 4975(e)(7) of the IRC and Section 407(d)(6) of ERISA.

The ESOP has a dividend pass-through election whereby any cash dividends attributable to Halliburton Company common stock held by the ESOP are to be paid by Halliburton directly to the Trustee.

Each participant is entitled to exercise voting rights attributable to the Halliburton Company common stock allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee is not permitted to vote any allocated shares for which instructions have been given by a participant.  The Trustee is required, however, to vote at its discretion all shares which have not been voted by Plan participants and beneficiaries.

(j)	Plan Termination

The Board of Directors of Halliburton may amend, modify, or terminate the Plan at any time.  No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan (see note 9).

(2)           Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared in conformity using the accrual basis of accounting.  As described in Financial Accounting Standards Board Staff  Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Halliburton Company Employee Benefit Master Trust.  The statements of net assets available for benefits present the fair value of the investment in the master trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts.  The statements of changes in net assets available for Benefits are prepared on a contract value basis.

The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the statement of net assets for the periods presented.  The effect of adopting the FSP had no impact on net assets which have been historically presented at contract value.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(b)	Valuation of Investments

Cash equivalents, derivative financial instruments, stock securities, mutual funds, bonds and notes, and all other debt securities held within the Master Trust are presented at their quoted market values.  Common/collective trust funds are stated at the fair market value of the underlying securities.  The Master Trust considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

The Master Trust’s investment in the Pooled Equity Fund and Pooled Fixed Income Fund represents the unitized values of certain pooled managers’ accounts on a combined basis.  Each pooled manager’s account is valued daily.  A unit price is calculated for each pooled manager by dividing the total value of the manager’s account by the total number of units in existence for that manager.  Net income and realized/unrealized investment gains and losses by each manager are passed through to the investment options through the managers’ unit price.

The Stable Value Premixed Portfolio within the Master Trust invests primarily in asset-backed contracts that are fully benefit-responsive.  These asset-backed contracts have two components: 1) a portfolio of securities or underlying assets and 2) a wrap contract.  These underlying assets, generally fixed income securities, are held by an independent trustee for the sole benefit of the Fund and a wrap contract is entered into for a fee with a financial institution to assure contract value liquidity for plan participant directed withdrawals, transfers or loans.  The issuer of the contract (wrap provider) undertakes to repay the principal amount deposited pursuant to the contract plus accrued interest less expenses to fund participant-directed withdrawals, transfers and loans.  The crediting rate of the asset-backed contract is a function of the relationship between the market value, yield and duration of the underlying assets versus the contract value.  If the positive adjustment for the portion of net assets attributable to fully benefit-responsive investment contracts from fair value to contract value increases, the crediting rate at the next reset date will be negatively impacted and vice versa. Interest rate change is a key factor that can influence future crediting rates because it impacts the value, yield and duration of the underlying securities.  The contract rate is reset periodically by wrap providers and cannot be less than zero.

The net weighted average yield earned, which is different from the interest rate credited to participants, by the entire fund for 2006 was 2.28% and for 2005 was 1.99%.  The net weighted interest rate credited to participants in the fund for 2006 was 5.03% and for 2005 was 4.79%.

All of the asset-backed contracts held by the Fund are fully participating contracts.  In a fully participating contract, the asset and liability risks may be transferred from the wrap provider to the Fund in the event of a termination or a non-participant directed withdrawal, transfer or loan.  The risk of this event happening is possible but not probable.  The wrap provider may terminate a fully benefit-responsive contract and settle at an amount different from the contract value if the wrap provider or the Fund is unable to meet the terms of the contract.

The Plan’s proportionate interest in the investments of the Master Trust is shown in the statements of net assets available for benefits as Plan interest in the Master Trust (see note 3).

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(c)	Securities Transactions and Investment Income

The Plan records interest on cash and cash equivalents held outside of the Master Trust as earned. Purchases and sales of securities held outside the Master Trust are recorded on the trade-date basis.

Purchases and sales of securities in the Master Trust are recorded on a trade-date basis.  Realized gains (losses) on investments sold and unrealized appreciation (depreciation) for investments of the Master Trust are combined and presented as plan interest in Master Trust investment gain in the statements of changes in net assets available for benefits.

In addition, investment income of the Master Trust includes dividends, interest, and other income.  Interest income of the Master Trust investments is recorded as earned.  Dividends on the Master Trust investments are recorded on the ex-dividend date.

(d)	Administrative Expenses

The Master Trust pays substantially all plan expenses on behalf of the Plan. Generally, trustee fees, recordkeeping fees, audit fees, and investment management fees are paid from Master Trust assets and are charged to the plans participating in the Master Trust.  Expenses related to the direct management of the Master Trust are shared on an equitable basis by the participating plans.  Expenses specifically related to an individual plan are charged to the assets of the Plan which incurred the charges.  These expenses are shown as a component of Plan interest in Master Trust investment gain.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(g)	Risk and Uncertainties

The investments of the Master Trust are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(3)           Investment Assets Held in the Master Trust

Certain assets of the Plan are combined with the assets of certain other benefit plans of affiliated companies in the Master Trust.  The assets of the Master Trust are segregated into thirteen funds in which the plans may participate.  The combination of the plans’ assets is only for investment purposes and the plans continue to be operated under their current plan documents, as amended.

The following is a summary of net assets as of December 31, 2006 and 2005 and net investment activity for the years ended December 31, 2006 and 2005 of the Master Trust and net appreciation by investment type for the years ended December 31, 2006 and 2005.  The Plan’s interest in the Master Trust’s net assets for the applicable periods is also presented.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Net Assets	2006	2005
Assets:
Investments -
Cash and cash equivalents	$193,438,035	$350,772,343
Derivatives	2,250,315	2,030,481
Collateral received for securities loaned	633,836,151	532,223,051
U.S. bonds and notes	1,798,435,833	1,842,615,949
Non-U.S. bonds and notes	124,490,738	135,348,594
Halliburton stock	340,448,470	378,905,599
Other U.S. stock	1,157,918,463	1,031,147,338
Non-U.S. stock	672,023,819	490,670,073
Common/collective trust funds	770,696,209	644,633,745
Mutual funds	262,876,450	228,964,981
Securities loaned -
U.S. bonds and notes	391,476,097	362,491,919
Other U.S. stock	188,830,671	127,777,298
Non-U.S. stock	43,565,784	31,517,552
Total investments	6,580,287,035	6,159,098,923
Receivables -
Receivables for investments sold	383,326,380	133,665,454
Dividends	2,516,104	2,036,423
Interest	22,913,222	17,740,202
Other	660,036	180,485
Total receivables	409,415,742	153,622,564
Total assets	6,989,702,777	6,312,721,487
Liabilities:
Payables for investments purchased	702,465,690	523,408,403
Obligation for collateral received for securities loaned	633,836,151	532,223,051
Other payables	7,209,486	8,357,798
Total liabilities	1,343,511,327	1,063,989,252
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts [1]	(19,493,698)	(22,852,041)
Net Assets	$5,626,697,752	$5,225,880,194
Plan’s interest in Master Trust net assets at fair value	$515,846,647	$533,654,185
Adjustments from fair value to contract value for interest
in Master Trust relating to fully benefit-responsive
investment contracts	(2,495,473)	(3,117,614)
Plan’s interest in Master Trust net assets	$513,351,174	$530,536,571
Plan’s percentage interest in Master Trust net assets	9.12%	10.15%

[1] Represents the difference between fair market value of the underlying security and the contract value for certain investment contracts (see note 2b).

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

	Years ended
	December 31,
Net Investment Activity	2006	2005
Net investment appreciation	$391,308,872	$311,605,507
Investment income	179,141,421	161,566,345
Expenses	(19,688,994)	(17,919,390)
Net investment activity	$550,761,299	$455,252,462

	Years ended
	December 31,
Net Appreciation (Depreciation) by Investment Type	2006	2005
Cash and cash equivalents	$546,457	$1,491,469
Derivatives	(1,594,391)	(1,827,998)
U.S. bonds and notes	2,074,818	(6,440,446)
Non-U.S. bonds and notes	1,235,827	(1,050,642)
Halliburton stock	4,369,833	150,792,801
Other U.S. stock	152,055,402	47,386,749
Non-U.S. stock	137,004,749	84,671,119
Common/collective trust funds	77,075,690	31,913,527
Mutual funds	15,301,698	1,102,891
Other investments	3,238,789	3,566,037
Total appreciation	$391,308,872	$311,605,507

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

The Master Trust makes use of several investment strategies involving limited use of derivative investments.  The Master Trust’s management, as a matter of policy and with risk management as their primary objective, monitors risk indicators such as duration and counter-party credit risk, both for the derivatives themselves and for the investment portfolios holding the derivatives.  Investment managers are allowed to use derivatives for strategies such as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes.  Derivatives are also used as a hedge against foreign currency fluctuations.  The Investment Committee does not allow investment managers for the Master Trust to use leveraging for any investment purchase.  Derivative investments are stated at estimated fair market values as determined by quoted market prices.  Gains and losses on such investments are included in net investment appreciation in the statements of changes in participating plans’ net assets of the Master Trust.

Certain investment managers of the Master Trust participate in a securities lending program administered by State Street.  The transfer of assets under State Street’s securities lending program are secured borrowings with pledge of collateral.  The fair market value of the securities loaned as of December 31, 2006 and 2005 was $623,872,552 and $521,786,769, respectively.  The cash and non-cash collateral received for securities loaned as of December 31, 2006 and 2005 was $633,836,151 and $532,223,051, respectively.  As of December 31, 2006 and 2005, none of the collateral received for securities loaned has been sold or repledged.

(4)           Investments

The following table represents the fair value of individual investment funds held under the Master Trust which exceed 5% of the Plan’s net assets as of December 31, 2006 and 2005:

	2006	2005
Participation in Master Trust, at fair value:
Stable Value Premixed Portfolio	$222,344,980	$249,768,506
Moderate Premixed Portfolio	197,888,924	196,830,787
Aggressive Premixed Portfolio	31,627,994	28,466,913

(5)           Tax Status

The Internal Revenue Service (IRS) informed the Company by a letter dated August 24, 2004 that the Plan and related trust were designed in accordance with the applicable provisions of the IRC.  The Plan has been amended, however the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2006 and 2005.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

(6)           Related-Party Transactions

The Plan, through its participation in the Master Trust, may invest in investment securities issued and or managed by the Trustee and asset managers.  Additionally, the Master Trust invests in Halliburton Company’s common stock through the HSF.  These entities are considered parties-in-interest to the Plan.  These transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC.

(7)           Transfer to Other Plan

Effective April 30, 2006, as a result of the sale of certain assets of Kellogg Brown and Root, Ltd. to Production Services Network (PSN), the accounts of participants transferring to PSN were spun off.  The total transferred to PSN’s Defined Contribution Plan on May 24, 2006 was $560,595.

(8)           Separation of KBR from Halliburton

KBR, Inc. (KBR) and all subsidiaries separated from Halliburton by means of a split-off exchange offer on April 5, 2007.  The separation was initiated on November 21, 2006 through an initial public offering (IPO) of less than 20% of KBR common stock.  During the first quarter of 2007 Halliburton extended an offer to its shareholders to exchange shares of Halliburton common stock for shares of KBR.  The split-off exchange offer resulted in the disposal of Halliburton’s remaining interest in KBR.  Plan assets were transferred from the Halliburton Employee Benefit Master Trust into the KBR Employee Benefit Master Trust in February, 2007.

The separation of KBR from Halliburton initiated a change in the duties of the Investment Committee and change from the Halliburton Investment Committee to the KBR Investment Committee upon the transfer of plan assets to the KBR Employee Benefit Master Trust.  The United States Trust Company is the Independent Stock Fund Fiduciary and is charged with the responsibilities for management of the KBR Stock Funds.

(9)           Subsequent Events

Effective January 1, 2007, the ESOP is no longer offered for the investment of contributions allocated to participants’ accounts.  Beginning January 1, 2007 through December 13, 2007 a participant may transfer funds from the ESOP account to non-ESOP accounts, but no election can be made to invest in the ESOP account.  Any designation to the Halliburton Stock fund as of December 27, 2006 will be deemed to have designated instead that future contributions be invested in the Moderate Premixed Investment Portfolio Fund under non-ESOP accounts, until such time the participant designates other funds for future contributions.  The KBR Stock fund was created in April, 2007 as part of the separation from Halliburton, however no participant was able to designate an investment to the KBR Stock fund.  Effective December 14, 2007, the Halliburton Stock Fund and the KBR Stock Fund will be eliminated.

Effective January 1, 2007, participants who complete one Hour of Service on or after January 1, 2007 will be 100% vested in the Company discretionary retirement allocation contribution account after six years of service.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
Notes to Financial Statements
December 31, 2006 and 2005

Effective April 5, 2007, the Board of Directors of KBR or other individuals as specified in the Plan may amend, modify, or terminate the Plan at any time.  No such termination is contemplated, but if it should occur, the accounts of all participants would be immediately fully vested and paid in accordance with the terms of the Plan.

BROWN & ROOT, INC.
EMPLOYEES’ RETIREMENT AND SAVINGS PLAN
EIN: 76-0284788
PLAN #: 250
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(d)	(e)
Identity of issue,
	borrower, lessor,	Description of		Current
	or similar party	investment	Cost	Value
*	Halliburton Company	Investment in net assets of
	Employee Benefit	Halliburton Company
	Master Trust	Employee Benefit Master
		Trust	**	$513,351,174

*         Column (a) indicates each identified person/entity known to be a party-in-interest.

**          Cost omitted for participant-directed investments.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the KBR Benefits Committee of the Brown & Root, Inc. Employees’ Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                      June 20 , 2007

By:  /s/ Klaudia Brace
Klaudia Brace, Chairperson of the
KBR Benefits Committee